

bonnie crotzer · 3rd

Co-Founder at Ghost Flower Inc.

New York, New York · 45 connections · **Contact info**

Sky Ting Yoga

 **University of Califor**
Irvine Claire Trevor S

Experience

Teacher

Sky Ting Yoga
2018 – Present · 2 yrs
New York, New York, United States



Co-Founder

Ghost Flower Inc. · Full-time
Aug 2016 – Present · 3 yrs 11 mos
New York, New York

Activewear inspired by Chinese Medicine. We are a MOVEMENT, we are Chinese Medicine made for YOU.

Resistance Stretch trainer

Resistance Stretching · Full-time
Jun 2012 – Present · 8 yrs 1 mo

Resistance Stretching manipulates the connective tissue, decreases scar tissue, and increases the elasticity in the fascia.



Teacher



Yoga Soup Santa Barbara
2007 – 2019 · 12 yrs

State Street Ballet

7 yrs 5 mos

Professional Ballet Dancer
Full-time
Aug 2008 – Dec 2015 · 7 yrs 5 mos
Santa Barbara, California

Classical and contemporary ballet, modern and jazz, performer, creator, choreographer

Professional Ballet Dancer
Full-time
Aug 2008 – Dec 2015 · 7 yrs 5 mos
Santa Barbara, California

Classical and contemporary ballet, modern and jazz, performer, creator, choreographer

Show 1 more role ⌄

Education



University of California, Irvine Claire Trevor School of the Arts
Bachelor of Arts - BA, Dance, Italian, Cum Lade



